SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. _)


                          Golden Cycle Gold Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  380 89 4 105
                                 (CUSIP Number)


                          Midas Management Corporation
                          11 Hanover Square, 12th Floor
                               New York, NY 10005
                            Attn: Monica Pelaez, Esq.
                                  212-480-6432
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 April 23, 2003
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------

1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                         Midas Management Corporation / 13-3823733

--------------------------------------------------------------------------------

2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) /x/

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds                                                 See Item 3

--------------------------------------------------------------------------------

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization                               Delaware

--------------------------------------------------------------------------------

7    Sole Voting Power                               392,900 Shares (See Item 5)

--------------------------------------------------------------------------------

8    Shared Voting Power                                                       0

--------------------------------------------------------------------------------

9    Sole Dispositive Power                          392,900 Shares (See Item 5)

--------------------------------------------------------------------------------

10   Shared Dispositive Power                                                  0


--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                                     392,900 Shares (See Item 5)

--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  /  /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                   20.59%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 IA

--------------------------------------------------------------------------------

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------

1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                    Winmill & Co. Incorporated / 13-1897916

--------------------------------------------------------------------------------

2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) /x/

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds                                                  See Item 3

--------------------------------------------------------------------------------

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization                               Delaware

--------------------------------------------------------------------------------

7    Sole Voting Power                                                See Item 5

--------------------------------------------------------------------------------

8    Shared Voting Power                                              See Item 5


--------------------------------------------------------------------------------

9    Sole Dispositive Power                                           See Item 5


--------------------------------------------------------------------------------

10   Shared Dispositive Power                                         See Item 5



--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                                     392,900 Shares (See Item 5)

--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  /  /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                   20.59%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 HC

--------------------------------------------------------------------------------

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------


1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                               Bassett S. Winmill

--------------------------------------------------------------------------------

2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) /x/

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds                                                  See Item 3

--------------------------------------------------------------------------------

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization                                    USA

--------------------------------------------------------------------------------

7    Sole Voting Power                                                See Item 5


--------------------------------------------------------------------------------

8    Shared Voting Power                                              See Item 5


--------------------------------------------------------------------------------

9    Sole Dispositive Power                                           See Item 5


--------------------------------------------------------------------------------

10   Shared Dispositive Power                                         See Item 5


--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                                     392,900 Shares (See Item 5)


--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares   / /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                   20.59%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 HC

--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

     The securities to which this statement relates are the shares of Common Stock of Golden Cycle Gold Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1515 South Tejon Street, Suite #201, Colorado Springs, CO 80906.


ITEM 2. IDENTITY AND BACKGROUND

        (a) Name:

            Midas Management Corporation ("MMC")

        (b) State of Organization:

            Delaware

        (c) Principal Business:

An investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to the open-end investment companies in the Midas Family of Funds.

            Address of Principal Business/Principal Office:

            11 Hanover Square
            New York, NY 10005

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            Winmill & Co. Incorporated ("Winco")

        (b) State of Organization:

            Delaware

        (c) Principal Business:

A financial services holding company whose primary business is providing, through operating subsidiaries, management, administrative, and distribution services to open and closed-end investment companies and proprietary securities trading.

   Address of Principal Business/Principal Office:

            11 Hanover Square
            New York, NY 10005

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            Bassett S. Winmill

        (b) Business Address:

            Winmill & Co. Incorporated
            11 Hanover Square
            New York, NY 10005

        (c) Principal Business:

Chairman of the Board, Controlling Shareholder, Winmill & Co. Incorporated, Parent Company of investment advisers and other companies providing investment advice and other services to certain investment companies, and engaging in proprietary securities trading.

Director, Chief Investment Strategist, MMC


        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

(a) The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of the reporting persons named above is set forth in Exhibit A hereto. To the best knowledge of the persons listed in Item 2 hereof, each person listed on Exhibit A is a United States citizen except where otherwise noted and, during the last five years, no person listed in Exhibit A attached (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The securities covered by this Statement were acquired by a MMC advisory client from working capital.

ITEM 4. PURPOSE OF TRANSACTION

The securities covered by this Statement were acquired by a MMC advisory client for the purpose of investment. Neither MMC, nor any executive officer or director of MMC, has any current plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of MMC's clients for the purpose of investment.

MMC intends to encourage the Issuer's management and Issuer's Board of Directors (the "Board") to take steps to enhance the value of the Issuer and may hold discussions with members of the Issuer's management and the Board and/or with other shareholders of the Issuer.

Previously, MMC communicated its view that the Board should consider increasing the number of directors to eight and proposed three candidates.

On April 3, 2003, the Issuer wrote to MMC that: the consensus of the Issuer's current board of directors is that the Board will maintain the size of the Board at five directors, the Issuer offered MMC the opportunity to nominate one candidate for the upcoming election at the Annual Meeting of Shareholders on June 4, 2003 (with such candidate to be published in the Proxy which will announce the annual meeting), and that the Proxy will be prepared for printing in the next two weeks. The Issuer further wrote that the Issuer's Board asked for an opportunity to review the credentials of the proposed candidate prior to his / her final approval by the Issuer's Board of Directors as its recommendation for election to the Board at the upcoming annual meeting.

On April 8, 2003, MMC wrote to the Issuer that it was nominating as candidate to the Board of Directors of the Issuer, Thomas B. Winmill for the upcoming election at the Annual Meeting of Shareholders.

On April 21, 2003, MMC received a copy of the Issuer's preliminary proxy filing including MMC's candidate on the slate of nominees for election to the Issuer's Board of Directors.

In the future, MMC may decide to purchase on behalf of its advisory clients additional shares of the Common Stock or other securities of the Issuer. In addition, MMC may cause its advisory clients to dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. MMC's advisory clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests.

Other than as described above, neither MMC nor any executive officer or director of MMC, has any current plans or proposals, which relate to or would result in:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(ii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii) any material change in the present capitalization or dividend policy of the Issuer;

(iv) any other material change in the Issuer's business or corporate structure;

(v) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Issuer by any person;

(vi) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(vii) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(viii) any action similar to any of those enumerated above.

Notwithstanding any of the foregoing, MMC may at any time modify, change, abandon, or replace, some or all of the foregoing purposes and plans and discussions relating thereto or discontinue or re-continue such modifications, changes, abandonments, or replacements at any time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a-b) MMC's advisory clients are the owners of 392,900 shares of the Common Stock representing approximately 20.59% of the outstanding shares of Common Stock. Since MMC's advisory contracts with its clients grant to MMC sole investment power over the securities owned by its advisory clients, MMC may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act (the "1934 Act"), the beneficial owner of the securities covered by this statement.

Midas Fund, Inc. ("Midas"), an open-end investment company registered under the Investment Company Act of 1940, is an advisory client of MMC. Midas may be deemed to be the beneficial owner of 392,900 Shares representing approximately 20.59% of the outstanding Common Stock of the Issuer.

MMC is a wholly owned subsidiary of Winmill & Co. Incorporated ("Winco"). Bassett S. Winmill (the "Principal Shareholder") owns 100% of the outstanding voting stock of Winco and is the principal shareholder of Winco. Winco and the Principal Shareholder therefore may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by MMC or its subsidiaries. MMC, Winco and the Principal Shareholder each disclaim any economic interest or beneficial ownership in any of the securities covered by this Statement owned by advisory clients of Winco subsidiaries.

Furthermore, Winco, MMC, and the Principal Shareholder are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by Winco subsidiaries.

(c) There were no transactions in the shares of the Common Stock within the past sixty days.

(d) No person other than respective advisory clients of MMC have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein.

(e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as disclosed above, no persons named in Item 2 herein, nor to the best of such person's knowledge, no person named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A Executive Officers and Directors of Reporting Persons

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2003


WINMILL & CO. INCORPORATED
BASSETT S. WINMILL

/s/Thomas B. Winmill
By: Thomas B. Winmill
As: President and General Counsel, Winmill & Co. Incorporated
As: Attorney in Fact for Bassett S. Winmill pursuant to Power of Attorney attached to this Schedule 13D


MIDAS MANAGEMENT CORPORATION
(Registrant)

/s/Thomas B. Winmill
By: Thomas B. Winmill
As: President

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on April 22, 2003.


WINMILL & CO. INCORPORATED
BASSETT S. WINMILL

S\Thomas B. Winmill
By: Thomas B. Winmill
As: President and General Counsel, Winmill & Co. Incorporated
As: Attorney in Fact for Bassett S. Winmill pursuant to Power of Attorney attached to this Schedule 13D


MIDAS MANAGEMENT CORPORATION
(Registrant)

/s/Thomas B. Winmill
By: Thomas B. Winmill
As: President

POWER OF ATTORNEY

Bassett S. Winmill hereby appoints Thomas B. Winmill his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Winmill & Co. Incorporated and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in- fact and agent, may lawfully do or cause to be done by virtue hereof.

S\Bassett S. Winmill

                                    EXHIBIT A

     The business address for all entities and individuals listed in this Exhibit A is 11 Hanover Square, 12th Floor, New York, NY 10005, unless noted otherwise.


FOR WINMILL & CO. INCORPORATED

Bassett S. Winmill                  Chairman of the Board

Robert D. Anderson                  Vice Chairman of the Board

Thomas B. Winmill, Esq.             President,
                                    General Counsel, Director

Edward G. Webb, Jr.                 Director
Manager
Advanced Asset Management
Advisers, Inc.
26 Isle of Hope Road
Mt. Pleasant, SC 29464

Charles A. Carroll                  Director
Director
Kalin Associates, Inc.
50 Broadway, 7th Floor
New York, NY  10005

Mark C. Winmill                     Director
President
Tuxis Corporation
P.O. Box 1228
Millbrook, NY 12545


Marion E. Morris                    Senior Vice President

William G. Vohrer                   Treasurer, Chief Accounting Officer

Monica Pelaez                       Vice President, Secretary,
                                    Associate General Counsel




FOR MIDAS MANAGEMENT CORPORATION

Bassett S. Winmill                  Chairman of the Board

Thomas B. Winmill                   President, General Counsel,
                                    Chief Executive Officer, Director

Robert D. Anderson                  Vice Chairman

Marion E. Morris                    Senior Vice President,

William G. Vohrer                   Vice President, Treasurer,
                                    Chief Accounting Officer,
                                    Chief Financial Officer

Monica Pelaez                       Vice President, Secretary,
                                    Chief Compliance Officer,
                                    Associate General Counsel

Heidi Keating                       Vice President